+1 617 526 6000(t)

+1 617 526 5000(f)

wilmerhale.com

March 30, 2018

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Translate Bio, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted February 9, 2018
CIK No. 0001693415

Ladies and Gentlemen:

On behalf of Translate Bio, Inc. (the “Company”), submitted herewith on a confidential basis is Amendment No. 1 (“Amendment No. 1”) to the Confidential Draft Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being submitted in part to respond to comments contained in a letter, dated March 8, 2018 (the “Letter”), from the Staff (the “Staff”) of the Office of Healthcare & Insurance of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) to Ronald C. Renaud, Jr., the Company’s President and Chief Executive Officer, relating to the Registration Statement. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.

Overview, page 1

1.	Please explain the basis for your statement that you are a leading messenger RNA therapeutics company given that you have not initiated clinical trials for any product candidate. Please also balance your disclosure by indicating that you are a preclinical stage company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 76 and 94 of Amendment No. 1 to disclose the basis for the Company’s belief that it is a leading messenger RNA therapeutics company and to balance the disclosure by indicating that it is a preclinical-stage company.

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2018

2.	Please balance your disclosure that you plan to initiate a Phase 1/2 clinical trial of MRT5005 in 2018 with the fact that you are subject to a clinical hold instituted by the FDA and if such clinical hold is not lifted, you will not be able to begin your clinical trial. Please also revise the pipeline table on page 3 and 95 to indicate that the Phase 1/2 trial is subject to a clinical hold, including the circumstances leading to the clinical hold. Please also revise your statement that the Phase 1/2 trial is “pending” given that your trial is not yet active at any investigational site and has not yet recruited any subjects.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 2, 3-4, 6, 76, 79, 83, 94, 95, 96, 97 and 104 of Amendment No. 1 to disclose that the Company is subject to a clinical hold instituted by the FDA and if such clinical hold is not lifted, the Company will not be able to begin the Phase 1/2 clinical trial of MRT5005. The Company has revised the pipeline table on pages 3 and 96 of Amendment No. 1 to indicate that the Phase 1/2 clinical trial is subject to a clinical hold, including the circumstances leading to the clinical hold. The Company has revised its disclosure on pages 3 and 96 of Amendment No. 1 to remove the statement that the Phase 1/2 clinical trial is pending.

Our Pipeline, page 3

3.	Please revise the pipeline table to remove the programs that are in the discovery phase. Because you have not identified a product candidate for these programs, it is premature to include them in a product pipeline table.

Response: The Company supplementally advises the Staff that the Company has identified potential product candidates for each discovery program and is actively conducting preclinical development activities with respect to each of them. Accordingly, the Company believes that these programs should be disclosed in the Company’s pipeline table. The Company has revised its disclosure on page 114 of Amendment No. 1 to provide further information regarding the development status of the Company’s discovery-stage programs. In addition, while the Company intends to focus its capital resources primarily on MRT5005 and MRT5201, the Company is actively conducting lead identification and other research on the discovery-stage programs and intends to use a portion of the proceeds of the offering towards these activities.

Implications of Being an Emerging Growth Company, page 8

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2018

Response: The Company advises the Staff that, to date, it has not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act of 1933. The Company acknowledges the Staff’s request and will provide to the Staff on a supplemental basis copies of any written communications that the Company presents, or anyone authorized to do so on the Company’s behalf to present, to potential investors in reliance on Section 5(d) of the Securities Act.

Use of Proceeds, page 65

5.	Please amend your disclosure to indicate how far the allocations set forth in this section will advance MRT5005 and MRT5201.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 66 of Amendment No. 1 to disclose how far the allocations set forth under “Use of Proceeds” will advance MRT5005 and MRT5201.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 90

6.	Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company acknowledges the Staff’s request for an explanation of the reasons for any differences between the recent valuations of the Company’s common stock leading up to the offering and the estimated offering price range, once available, and it will provide the requested information once it has an estimated offering price range.

Executive Compensation

Summary Compensation Table, page 147

7.	It appears from the Summary Compensation Table and your disclosure on page 148 that you award compensation pursuant to a non-equity incentive plan. Please revise your disclosure to include the material terms of the non-equity incentive plan, including a general description of the formula or criteria you will use in determining the amounts payable. Refer to Item 402(o)(5) of Regulation S-K. Please also confirm that you will disclose the amount of the performance cash-bonus in a future amendment or at a future date.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 150 of Amendment No. 1 to include the material terms of the non-equity incentive plan, including a general description of the criteria that it uses in determining the amounts payable. In addition, the Company has included the amount of the performance-based bonus earned in 2017 in the Summary Compensation Table on page 149 of Amendment No. 1. These bonuses were paid in March 2018.

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2018

General

8.	We note that you have requested confidential treatment for agreements that are filed as exhibits to the registration statement. We will send any comments on your application for confidential treatment under separate cover.

Response: The Company acknowledges the Staff’s comment.

9.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: Other than as included in Amendment No. 1, the Company does not currently intend to include any additional graphics, visuals or photographs. If the Company determines to include any additional graphics, visuals or photographs in the prospectus, the Company will promptly provide such material to the Staff on a supplemental basis for review prior to its inclusion in any preliminary prospectus distributed to prospective investors.

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2018

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6393 or e-mail at cynthia.mazareas@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas

cc:	Susan W. Murley, Wilmer Cutler Pickering Hale and Dorr LLP
Ronald C. Renaud, Jr., Translate Bio, Inc.
Paul Burgess, Translate Bio, Inc.